Exhibit 2.2
EXECUTION VERSION
SUPPORT AGREEMENT
     This SUPPORT AGREEMENT (this “Agreement”), is dated as of May 11, 2009, by and among Ixia, a California corporation (“Parent”), Josie Acquisition Company, a Nevada corporation and a wholly owned subsidiary of Parent (“Merger Subsidiary”), and the stockholders listed on the signature pages hereto (each a “Stockholder” and collectively, the “Stockholders”). All capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement (as defined below).
W I T N E S S E T H:
     WHEREAS, Parent, Merger Subsidiary, and Catapult Communications Corporation, a Nevada corporation (the “Company”), are simultaneously with the execution of this Agreement entering into an Agreement and Plan of Merger, dated as of the date hereof (as it may be amended, supplemented or modified from time to time in accordance with its terms, the “Merger Agreement”), providing for, among other things, Merger Subsidiary to commence a cash tender offer (the “Offer”) to purchase all outstanding shares of common stock, par value $0.001, of the Company (the “Shares”) at a price of $9.25 per Share, net to the holder thereof in cash without interest (such price, or any higher price as may be paid in the Offer in accordance with the Merger Agreement, the “Offer Price”), followed by the subsequent merger of Merger Subsidiary with and into the Company (the “Merger”) with the Company surviving the merger as a direct or indirect wholly owned subsidiary of Parent in accordance with the Nevada Revised Statutes, pursuant to which each Share that is not tendered and accepted pursuant to the Offer (other than Shares owned by Parent or any direct or indirect wholly owned subsidiary of Parent or the Company) will thereupon be canceled and converted into the right to receive cash in an amount equal to the Offer Price, in each case, on the terms and conditions set forth in the Merger Agreement; and
     WHEREAS, as of the date hereof, each Stockholder is the record and/or beneficial owner of the number of Shares set forth, and in the manner reflected, on Attachment A hereto (the “Owned Shares”); and
     WHEREAS, as a condition to Parent’s and Merger Subsidiary’s willingness to enter into and perform their respective obligations under the Merger Agreement, Parent and Merger Subsidiary have required that each Stockholder agree, and each Stockholder has agreed, upon the terms and subject to the conditions of this Agreement, (i) to tender in the Offer (and not withdraw) all of such Stockholders’ Owned Shares as well as any Shares acquired by such Stockholder after the execution of this Agreement (all of which, after so acquired, shall constitute Owned Shares), whether upon the exercise of options, conversion of convertible securities or otherwise, and any other Shares which such Stockholder has “beneficial ownership” (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any Contract (whether acquired heretofore or hereafter) (collectively with the Owned Shares, the “Voting Shares”), and (ii) that in the event that a vote of the Company’s stockholders is required to approve the Merger Agreement, such Stockholder will vote all of such Stockholders’ Voting Shares in favor of any such proposal, and (iii) to take the other actions described herein; and

     WHEREAS, each Stockholder desires to express its support for the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger;
     NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration given to each party hereto, the receipt of which is hereby acknowledged, the parties agree as follows:
     1. Agreement to Tender and Vote, Irrevocable Proxy.
          1.1 Agreement to Tender. So long as the Expiration Time has not occurred, each Stockholder hereby agrees that promptly after the commencement of the Offer, such Stockholder shall validly tender its Owned Shares to Merger Subsidiary pursuant to and in accordance with the terms of the Offer. Each Stockholder agrees that, once such Owned Shares are tendered, such Stockholder shall not withdraw any of such Owned Shares from the Offer unless the Expiration Time shall have occurred, provided, however, that (x) such Stockholder shall not be required, for purposes of this Agreement, to exercise any unexercised Company Stock Options held by such Stockholder (it being acknowledged and agreed, however, that such Stockholder shall consider in good faith any reasonable requests by Parent that such Stockholder exercise any unexercised Company Stock Options held by such Stockholder with an exercise price below the Offer Price in order (A) to satisfy the Minimum Condition or (B) to exercise the Top-Up Option), and (y) such Stockholder shall not have any obligation under this Section 1.1 to tender such Owned Shares into the Offer if that tender would cause Stockholder to incur liability under Section 16(b) of the Exchange Act.
          1.2 Agreement to Vote. Each Stockholder hereby agrees that, so long as the Expiration Time has not occurred, at any meeting of the stockholders of the Company, however called, or any adjournment or postponement thereof, or in connection with any written consent of the stockholders of the Company, such Stockholder shall be present (in person or by proxy) and vote (or cause to be voted) all of its Voting Shares or act by written consent (a) in favor of approval of the Merger Agreement and the transactions contemplated thereby, including the Merger; and (b) against approval of any Acquisition Proposal and against any action or agreement that would, or would reasonably be expected to, impair the ability of Parent and Merger Subsidiary to complete the Offer or the Merger, the ability of the Company to consummate the Merger, or that would otherwise be inconsistent with, prevent, impede or delay the consummation of the transactions contemplated by the Merger Agreement.
          1.3 Irrevocable Proxy. Solely with respect to the matters described in Section 1.2, from and until the Expiration Time, each Stockholder hereby irrevocably appoints Parent as its attorney and proxy with full power of substitution and resubstitution, to the full extent of such Stockholder’s voting rights with respect to such Stockholder’s Voting Shares (which proxy is irrevocable and which appointment is coupled with an interest) to vote all such Stockholder’s Voting Shares solely on the matters described in Section 1.2 and in accordance therewith. Each Stockholder agrees to execute any further agreement or form reasonably necessary or appropriate to confirm and effectuate the grant of the proxy contained in this Section 1.3. Such proxy shall automatically terminate at the Expiration Time. Each Stockholder revokes any proxies previously granted with respect to such Stockholder’s Voting Shares.

     2. Representations and Warranties of Stockholders. Each Stockholder hereby represents and warrants to Parent and Merger Subsidiary as follows:
          2.1 Due Organization. Such Stockholder, if a corporation or other entity, has been duly organized, is validly existing and is in good standing (to the extent such concept exists) under the laws of the jurisdiction of its formation or organization.
          2.2 Power; Due Authorization, Binding Agreement. Such Stockholder has full legal capacity, power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming this Agreement constitutes a valid and binding agreement of Parent and Merger Sub, constitutes a valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, except that enforceability may be subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors rights generally and to general principles of equity. Any right which any spouse of Stockholder may have in and to the Owned Shares will not in any manner affect such Stockholder’s legal right and ability to execute, deliver and perform this Agreement.
          2.3 Ownership of Shares. On the date hereof, the Owned Shares set forth opposite such Stockholder’s name on Attachment A hereto are owned of record and/or beneficially by such Stockholder in the manner reflected thereon and include all of the Voting Shares owned of record and/or beneficially by such Stockholder, free and clear of any claims, liens, encumbrances and security interests, except (if applicable) as set forth on Attachment A hereto, which encumbrances or other items do not affect in any respect the ability of such Stockholder to perform such Stockholder’s obligations hereunder. As of the date hereof, such Stockholder has, and as of the expiration of the Offer and at any stockholder meeting of the Company in connection with the Merger Agreement and the transactions contemplated thereby, such Stockholder (together with any such entity) will have (except as otherwise permitted by this Agreement), sole voting power (to the extent such securities have voting power) and sole dispositive power with respect to all of the Owned Shares set forth opposite such Stockholder’s name on Attachment A, except as otherwise reflected on Attachment A.
          2.4 No Conflicts. Except for filings that may be required under the Exchange Act, the execution and delivery of this Agreement by such Stockholder does not, and the performance of the terms of this Agreement by such Stockholder will not, (a) require such Stockholder to obtain the consent or approval of, or make any filing with or notification to, any Governmental Authority, (b) require the consent or approval of any other person pursuant to any Contract to which such Stockholder is a party or to which its Owned Shares are bound that would adversely affect Stockholder’s ability to perform its obligations hereunder, (c) conflict with or violate any organizational document or Applicable Law or Order applicable to such Stockholder or pursuant to which any of its Owned Shares are bound that would adversely affect Stockholder’s ability to perform its obligations hereunder, or (d) violate any other Contract to which such Stockholder is a party including, without limitation, any voting agreement, stockholders agreement, irrevocable proxy or voting trust, that would adversely affect Stockholder’s ability to perform its obligations hereunder. Except for this Agreement, such

Stockholder’s Voting Shares are not, with respect to the voting or transfer thereof, subject to any agreement, including any voting agreement, stockholders agreement, irrevocable proxy or voting trust.
          2.5 Acknowledgment. Such Stockholder understands and acknowledges that each of Parent and Merger Subsidiary is entering into the Merger Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Agreement.
     3. Representations and Warranties of Parent and Merger Subsidiary. Each of Parent and Merger Subsidiary hereby represents and warrants to the Stockholders as follows:
          3.1 Power; Due Authorization, Binding Agreement. Parent and Merger Subsidiary are each corporations duly organized, validly existing and in good standing under the laws of their jurisdiction of organization. Parent and Merger Subsidiary have full corporate power and authority to execute and deliver this Agreement, to perform their obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Subsidiary and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Subsidiary, and no other proceedings on the part of Parent and Merger Subsidiary are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Subsidiary and, assuming this Agreement constitutes a valid and binding agreement of each Stockholder, constitutes a valid and binding agreement of Parent and Merger Subsidiary, except that enforceability may be subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors rights generally and to general principles of equity.
          3.2 No Conflicts. The execution and delivery of this Agreement by Parent and Merger Subsidiary does not, and the performance of the terms of this Agreement by Parent and Merger Subsidiary will not, (a) require Parent or Merger Subsidiary to obtain the consent or approval of, or make any filing with or notification to, any Governmental Authority, (b) require the consent or approval of any other person pursuant to any Contract to which Parent or Merger Subsidiary are party or to which its properties or assets are bound, (c) conflict with or violate any organizational document or Applicable Law or Order applicable to Parent or Merger Subsidiary or pursuant to which any of its or its subsidiaries’ respective assets are bound or (d) violate any Contract to which Parent or Merger Subsidiary or any of their subsidiaries is a party.
     4. Certain Covenants of the Stockholders. Each Stockholder hereby covenants and agrees with Parent and Merger Subsidiary as follows:
          4.1 Restriction on Transfer, Proxies and Non-Interference. Each Stockholder hereby agrees, prior to the Expiration Time, not to (a) other than as may be specifically required by an Order or Applicable Law, sell, transfer, pledge, encumber (except as set forth on Attachment A or due to this Agreement), assign or otherwise dispose of, or enter into any Contract with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of its Voting Shares (any such action, a “Transfer”), provided that nothing in this Agreement shall prohibit the exercise by Stockholder of any options to purchase Voting Shares or prohibit Stockholder from making Transfers of Voting Shares by will or by operation of law or other transfers for estate planning purposes, in which case this Agreement shall bind the transferee, or as Parent may otherwise agree in writing in its sole discretion, (b) grant any proxies or powers of attorney, deposit any Voting Shares into a voting trust or enter into a voting agreement with respect to any Voting Shares, (c) take any action that would cause any representation or warranty of such Stockholder contained herein to become untrue or incorrect or have the effect of preventing or disabling Stockholder from performing its obligations under this Agreement, or (d) commit or agree to take any of the foregoing actions. Any action taken in violation of the foregoing sentence shall be null and void ab initio and each Stockholder agrees that any such prohibited action may and should be enjoined. If any involuntary Transfer by a Stockholder of any of such Stockholder’s Voting Shares shall occur (including, but not limited to, a sale by a Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Voting Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement.
          4.2 Additional Shares. Any Voting Shares acquired by a Stockholder and any other Voting Shares to which a Stockholder acquires “beneficial ownership” (as determined pursuant to Rule 13d-3 under the Exchange Act), if any, after the date hereof shall be subject to the terms of this Agreement as though owned by such Stockholder on the date hereof.
          4.3 No Limitations on Actions. Each Stockholder signs this Agreement solely in its capacity as the record and/or beneficial owner, as applicable, of Voting Shares, and not in such Stockholder’s capacity as a director, officer or employee of the Company or any of its Subsidiaries or in such Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust, it being understood that this Agreement shall apply to such Stockholder solely in such Stockholder’s capacity as a stockholder of the Company. Any trustee who signs this Agreement on behalf of a Stockholder that is a trust is signing only in his fiduciary capacity and not as an individual. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or require Stockholder to attempt to) limit or restrict a director and/or officer of the Company in the exercise of his or her fiduciary duties consistent with the terms of the Merger Agreement as a director and/or officer of the Company or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director and/or officer of the Company or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee and/or fiduciary, it being understood that this Agreement shall apply to such Stockholder solely in such Stockholder’s capacity as a stockholder of the Company.
     5. Stop Transfer Order. In furtherance of this Agreement, and concurrently herewith, each Stockholder shall and hereby does authorize the Company or the Company’s counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of such Stockholder’s Voting Shares. At the request of Parent and Merger Subsidiary, each Stockholder shall cause to be provided to Parent and Merger Subsidiary evidence of such stop transfer order.

     6. Miscellaneous.
          6.1 Termination of this Agreement. This Agreement shall terminate upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) at any time upon notice by Parent to Stockholders, (iii) the Effective Time of the Merger or (iv) such date and time as any amendment to the Merger Agreement or the Offer is effected without Stockholder’s consent that decreases the Offer Price (the earliest of the foregoing, the “Expiration Time”).
          6.2 Effect of Termination. At the Expiration Time, this Agreement shall become void and of no effect with no liability on the part of any party hereto; provided, however, no such termination shall relieve any party hereto from any liability for any breach of this Agreement occurring prior to such termination.
          6.3 Entire Agreement; Assignment. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. This Agreement shall not be assigned by operation of law or otherwise and shall be binding upon and inure solely to the benefit of each party hereto.
          6.4 Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.
          6.5 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,
If to a Stockholder, to the address set forth next to such Stockholder’s name on Attachment A hereto, with a copy to:
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, California 94304
Attention: Henry P. Massey, Jr.
Facsimile No.: (650) 493-6811
and a copy to:
Wilson Sonsini Goodrich & Rosati
One Market Street, Spear Tower
San Francisco, California 94105
Attention: Robert T. Ishii
Facsimile No.: (415) 947-2099

and a copy to:
Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155
Attention: Vincent P. Pangrazio
Facsimile: 650/849-7400
If to Parent or Merger Subsidiary:
Ixia
26601 W. Agoura Road
Calabasas, CA 91302
Attention: President and Chief Executive Officer
Facsimile No.: 818-444-3100
with a copy to:
Bryan Cave LLP
120 Broadway, Suite 300
Santa Monica California 90401
Attention: Katherine F. Ashton
Facsimile No.: (310) 260-4154
or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.
          6.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state, except to the extent that Nevada Law mandatorily applies to the matters arising under or in connection with this Agreement.
          6.7 Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in a federal court sitting in the State of Delaware or the Delaware Chancery Court, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 6.5 shall be deemed effective service of process on such party.
          6.8 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
          6.9 Counterparts, Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).
          6.10 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
          6.11 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any court specified in Section 6.7, in addition to any other remedy to which they are entitled at law or in equity.
          6.12 Remedies. Each Stockholder recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause Parent and Merger Subsidiary to sustain irreparable injury and damages, for which money damages would not provide an adequate remedy, and therefore each Stockholder agrees that in the event of any such breach by a Stockholder, Parent and Merger Subsidiary shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief to enforce each and every provision of this Agreement.

          6.13 Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.
(Signature page immediately follows.)

          IN WITNESS WHEREOF, the parties hereto have caused this Support Agreement to be duly executed as of the day and year first above written.

IXIA

By:	/s/ Atul Bhatnagar

Name:	Atul Bhatnagar
Title:	President & CEO

JOSIE ACQUISITION COMPANY

By:	/s/ Atul Bhatnagar

Name:	Atul Bhatnagar
Title:	President & CEO

STOCKHOLDERS:

/s/ Richard A. Karp
RICHARD A. KARP

/s/ Nancy H. Karp
NANCY H. KARP
(Signature page to Support Agreement)

ATTACHMENT A

Stockholder	Address	Owned Shares	Details of Ownership
Dr. Richard A. Karp	334 Diablo Court, Palo Alto, CA 94306	2,844,768 shares of Company Common Stock* 315,000 shares of Company Common Stock underlying Company Stock Options	*Includes 92,328 shares of Company Common Stock held by trusts for the benefit of Dr. Karp’s children of which Dr. Karp is a trustee. Dr. Karp has voting and dispositive control over such shares.

Nancy H. Karp	221 Parkside Drive, Palo Alto, CA 94306	1,347,281 shares of Company Common Stock** 50,000 shares of Company Common Stock underlying Company Stock Options	**Includes 61,328 shares of Company Common Stock held by trusts for the benefit of Ms. Karp’s children of which Ms. Karp is a trustee. Ms. Karp has voting and dispositive control over such shares.